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                             November 21, 2022

       Erqi Wang
       Chief Executive Officer
       Jin Medical International Ltd.
       No. 33 Lingxiang Road, Wujin District
       Changzhou City, Jiangsu Province
       People   s Republic of China

                                                        Re: Jin Medical
International Ltd.
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed November 17,
2022
                                                            File No. 333-259767

       Dear Erqi Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Form F-1 filed November 17, 2022

       Exhibits

   1. We note your disclosure on the cover page that your offering is contingent upon final approval of your Nasdaq
listing. Please ensure the disclosure is consistent with your underwriting agreement.
              You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
       you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.
 Erqi Wang
Jin Medical International Ltd.
November 21, 2022
Page 2
                                              Sincerely,

FirstName LastNameErqi Wang                   Division of Corporation Finance
                                              Office of Industrial Applications
and
Comapany NameJin Medical International Ltd.
                                              Services
November 21, 2022 Page 2
cc:       Ying Li, Esq.
FirstName LastName